September 8, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Kathleen Collins, Accounting Branch Chief

Re: Unisys Corporation

Form 10-K for the Fiscal Year Ended December 31, 2015

Filed February 29, 2016

Form 8-K furnished on July 26, 2016

File No. 001-08729

Dear Ms. Collins:

On behalf of Unisys Corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Securities and Exchange Commission regarding the above-referenced filings set forth in the Staff’s letter dated August 30, 2016. For your convenience, we have repeated the comments set forth in the Staff’s letter and followed the comment with the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2015

Note 4. Goodwill, page 26

Comment 1

1. We note your response to prior comment 2 and it remains unclear to us why you are relying solely on the market approach. In this regard we note that ASC 820-10-35-24B indicates that in some cases “multiple valuation techniques will be appropriate (for example, that might be the case when valuing a reporting unit).” Please explain to us, in greater detail, how you concluded that it was appropriate to determine the fair value of the reporting units solely based on the market approach. As part of your response, please tell us whether you have forecasts for each of the reporting units and if such forecasts exist why you did not perform a discounted cash flow analysis.

Response to Comment 1

The Company considered including other valuation techniques but concluded that those valuation techniques were not appropriate in our situation.

The primary reason for not using an income approach or including an income approach in a combination of multiple techniques in our valuation model is that the Company does not perform long range forecasting at the reporting unit level. Forecast information applicable to the reporting units does not extend beyond one year or below revenue.

Comment 2

2. Please tell us more about the multiples used in your market approach. Tell us which multiples were used, the range of multiples and the factors considered when choosing the multiples used.

Response to Comment 2

The Company used gross revenue multiples for purposes of estimating the fair values of the reporting units as management believes the revenue multiple to be most directly analogous to the multiples observed for comparable companies. The Company’s 2015 revenue multiple of approximately 0.2x is below the range of comparable companies with 0.3x being the low-end of that range and 2.4x being the high end. Our percentage beneath the low-end of the range of revenue multiples of comparable companies is 33%. The Company’s revenue multiple of 0.3x for the Cloud & Infrastructure and Applications reporting units and 0.4x for the BPO and Technology reporting units were below or at the low end of that range.

The Company also considered EBITDA multiples noting that they yielded similar relationships relative to comparable companies. The Company’s 2015 EBITDA multiple of approximately 2.1x is below the range of comparable companies with 3.1x being the low-end of that range and 14.8x being the high end of that range. Our percentage beneath the low end is 32%. Similar results were noted relative to 2017 guidance with a 2.1x EBITDA multiple.

The Company identified 21 comparable companies that align to our reporting units through offerings of information technology, business process outsourcing, software solutions and technology comparable to our Cloud & Infrastructure, BPO, Applications and Technology reporting units, respectively.

Summarized below is the list of comparable companies, together with their 2015 Enterprise Value -to-Revenue and Enterprise Value-to-EBITDA multiples, that have been considered under the market approach as of the valuation date.

Company	For the Fiscal Period/LTM Ending	Enterprise Value /Total Revenue	Enterprise Value /EBITDA	Reporting Units Applicable(2)
Unisys	9/30/2015	0.2x	2.1x	N/A

Comparable Companies	For the Fiscal Period/LTM Ending	Enterprise Value /Total Revenue	Enterprise Value /EBITDA	Reporting Units Applicable(2)
Accenture	8/31/2015	2.0x	13.2x	C, A, B
SAIC	10/30/2015	0.8x	11.5x	C
HP	10/31/2015	0.3x	3.1x	C, A, B, T
IBM	9/30/2015	2.0x	8.5x	C, A, B, T
CSC	10/2/2015	0.4x	8.1x	C, A
CACI	9/30/2015	1.0x	11.2x	C
Xerox	9/30/2015	1.0x	9.1x	C, A, B
CGI	9/30/2015	1.6x	8.7x	A, B
Leidos	10/2/2015	0.9x	14.4x	C
Sykes	9/30/2015	0.9x	7.7x	B
Genpact	9/30/2015	2.4x	14.4x	B
Atento	9/30/2015	0.6x	5.7x	B
Convergys	9/30/2015	0.9x	7.4x	B
Atos (1)	9/30/2015		7.9x	C, A
Capgemini (1)	9/30/2015		10.5x	C, A, B
Cognizant (1)	9/30/2015		14.8x	C, A, B
HCL (1)	9/30/2015		11.5x	C, A, B
Infosys (1)	9/30/2015		12.5x	C, A, B
Wipro (1)	9/30/2015		11.3x	C, A, B
ManTech (1)	9/30/2015		10.2x	C, A, B

Average	9/30/2015	1.1x	10.1x
Median		0.9x	10.4x
High		2.4x	14.8x
Low		0.3x	3.1x

(1)	Only considered in EBITDA multiple comparison
(2)	C – Cloud and Infrastructures; A – Applications; B – BPO; and T – Technology

We selected the above comparable companies based on the following criteria:

As information on private entities is not available, we have only considered public entities for comparison.

We focused on similarity of business nature. As we sell a diverse portfolio of services and products there is no exact public company comparable to us in all aspects (e.g. size, geographical locations), the pool of the selected companies is considered, aligned to one or more reporting units, and the comparable revenue multiple of the pool was used in the valuation.

Comment 3

3. Please provide us with a reconciliation of the fair values of the reporting units to your market capitalization as of your annual impairment test in the fourth quarter of 2015 and 2014.

Response to Comment 3

The Company respectfully advises that while it considers its share price in connection with the identification of potential triggering events and/or the determination of whether an impairment exists, it has no express policy regarding the preparation of a reconciliation of the aggregate fair value of its reporting units to its market capitalization at any point in time, as this is not a requirement under generally accepted accounting principles.

The Company does not believe its share price at September 30, 2015 and September 30, 2014 (i.e. at a point in time) were appropriate indicators of value for purposes of its impairment test. Accordingly, the Company utilized the six- and three-month average share prices as of September 30, 2015 and September 30, 2014 in its market capitalization comparisons.

The following table compares the fair values of our reporting units to our average market capitalization as of our annual impairment tests in the fourth quarter of 2015:

2015	(A)	(B)	(A) x (B)
(in thousands) Reporting Unit	Projected 12/31/2015 Revenue	Comparable Revenue Multiple	Enterprise Value	6 Month Average Market Cap		3 Month Average Market Cap
Cloud & Infrastructures	$1,518,972	0.3X	$455,692	$434,380		$364,029
Applications	856,617	0.3X	256,985	244,967		205,293
BPO	224,531	0.4X	89,812	85,612		71,747
Technology	450,314	0.4X	180,125	171,702		143,893

Total	$3,050,433		$982,614	$936,661	(1)	$784,962	(2)

(1)	Shares outstanding as of 9/30/2015 Form 10-Q - 49,934 multiplied by 6 month average share price as of 9/30/2015 - $18.41 plus Net Debt (defined as Interest-bearing debt less cash) of $17,200 = $936,661 total 6 month average market capitalization.
(2)	Shares outstanding as of 9/30/2015 Form 10-Q - 49,934 multiplied by 3 month average share price as of 9/30/2015 - $15.38 plus Net Debt of $17,200 = $784,962 total 3 month average market capitalization.

In 2015, the aggregate reporting unit enterprise value exceeded the market capitalization (prior to consideration of any control premium), but still exceeded the carrying values of the reporting units.

The six and three month average market capitalizations were allocated to reporting units for the purpose of this analysis, proportionally to the enterprise values computed with the revenue multiples selected for each reporting unit. Thus the revenue multiples applicable to the 3 month average market capitalization were 0.24x and 0.32x versus 0.3x and 0.4x. These lower multiples were also considered reasonable relative to the observed comparable multiples.

The following table compares the fair values of our reporting units to our average market capitalization as of our annual impairment tests in the fourth quarter of 2014 aligned to our restated Reporting Units:

2014	(A)	(B)	(A) x (B)
(in thousands) Reporting Unit	Projected 12/31/2014 Revenue	Comparable Revenue Multiple	Enterprise Value	6 Month Average Market Cap		3 Month Average Market Cap
Cloud & Infrastructures	$1,704,926	0.3X	$511,478	$351,692		$314,138
Applications	819,794	0.5X	409,897	281,845		251,750
BPO	260,980	0.6X	156,588	107,670		96,173
Technology	570,701	0.6X	342,421	235,448		210,307

Total	$3,356,401		$1,420,384	$976,655	(3)	$872,368	(4)

(3)	Shares outstanding as of 9/30/2014 Form 10-Q - 49,898 multiplied by 6 month average share price as of 9/30/2014 - $24.99 plus Net Debt of ($270,300) = $976,655 total 6 month average market capitalization.
(4)	Shares outstanding as of 9/30/2014 Form 10-Q - 49,898 multiplied by 3 month average share price as of 9/30/2014 - $22.90 plus Net Debt of ($270,300) = $872,368 total 3 month average market capitalization.

In 2014, the aggregate reporting unit enterprise value exceeded the market capitalization (prior to consideration of any control premium), but still exceeded the carrying values of the reporting units. The six and three month average market capitalizations were allocated to reporting units for the purpose of this analysis, proportionally to the enterprise values computed with the revenue multiples selected for each reporting unit. Thus the revenue multiples applicable to the 3 month average market capitalization were 0.18x, 0.31x and 0.37x versus 0.3x, 0.5x and 0.6x. These lower multiples were also considered reasonable relative to the observed comparable multiples.

Form 8-K furnished on July 26, 2016

Comment 4

4. We note the proposed disclosures provided in response to prior comment 5. In your proposed reconciliation you adjust for certain items to arrive at EBITDA that are not included in the definition of EBITDA. In this regard, Exchange Act Release No. 34-47226 defines EBITDA as earnings before interest, taxes, depreciation and amortization and does not include adjustments for other income/expense or non-cash share based payments. Please revise your proposed disclosures accordingly.

Response to Comment 4

The Company will revise future filings to provide a reconciliation of Net Income to EBITDA as defined in Exchange Act Release No. 34-47226 and then to Adjusted EBITDA.

In the future, the Company will present the reconciliation as shown below (in millions of dollars):

	Three Months
	Ended June 30
	2016	2015
Net income (loss) attributable to Unisys Corporation common shareholders	$21.6	($58.2)
Net income attributable to noncontrolling interests	3.9	2.3
Interest expense, net of interest income* of $3.1 and $0.3, respectively	4.7	2.4
Provision for income taxes	18.8	5.1
Depreciation	24.3	24.4
Amortization	16.0	16.6

EBITDA	$89.3	($7.4)

Pension expense	21.5	26.4
Cost reduction charges	10.2	52.6
Non-cash share-based expense	2.1	1.8
Other (income) expense adjustment**	0.5	(1.1)

Adjusted EBITDA	$123.6	$72.3

*	Included in Other (income) expense, net on the Consolidated Statements of Income
**	Other (income) expense, net as reported on the Consolidated Statements of Income less Interest income

* * *

In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes that the above is responsive to the Staff’s comments.

Very truly yours,

UNISYS CORPORATION

/s/ Janet Brutschea Haugen

Janet Brutschea Haugen

Senior Vice President and Chief Financial Officer